FILED BY NORTHROP GRUMMAN CORPORATION
                               PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14D-2
                               OF THE SECURITIES EXCHANGE ACT OF 1934
                               SUBJECT COMPANY: NEWPORT NEWS SHIPBUILDING INC. COMMISSION FILE NO.: 1-12385


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NORTHROP GRUMMAN CORPORATION
Public Information
1840 Century Park East
Los Angeles, California 90067-2199
Telephone 310-553-6262
Fax 310-556-4561

Contact: Bob Bishop (310) 201-3335

For Immediate Release

NORTHROP GRUMMAN FILED HART-SCOTT-RODINO
----------------------------------------

PREMERGER NOTIFICATION
----------------------

     LOS ANGELES - May 21, 2001 - On May 18, 2001, Northrop Grumman Corporation (NYSE: NOC) filed notification with the U.S. Department of Justice and the Federal Trade Commission of its intention to acquire Newport News Shipbuilding, in compliance with the premerger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

     Northrop Grumman announced on May 9, 2001, that it had sent a letter to Newport News Shipbuilding offering to acquire Newport News Shipbuilding and that it expected to commence an exchange offer shortly.

     Northrop Grumman Corporation is a $15 billion global aerospace and defense company with its worldwide headquarters in Los Angeles. Northrop Grumman provides technologically advanced, innovative products, services and solutions in defense and commercial electronics, systems integration, information technology and non-nuclear shipbuilding and systems. With 80,000 employees and operations in 44 states and 25 countries, Northrop Grumman serves U.S. and international military, government and commercial users.

                            *******************

THIS PRESS RELEASE IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES. ANY EXCHANGE OFFER WILL BE MADE ONLY THROUGH A REGISTRATION STATEMENT AND RELATED MATERIALS. INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ THE REGISTRATION STATEMENT AND RELATED MATERIALS REGARDING THE EXCHANGE OFFER REFERRED TO IN THIS PRESS RELEASE, IF AND WHEN SUCH DOCUMENT IS FILED AND BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.

ANY SUCH REGISTRATION STATEMENT WOULD BE FILED BY NORTHROP GRUMMAN WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC) AS PART OF A TENDER OFFER STATEMENT. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE REGISTRATION STATEMENT (IF AND WHEN FILED AND AVAILABLE) AND OTHER RELEVANT DOCUMENTS ON THE SEC'S WEB SITE AT WWW.SEC.GOV. ANY SUCH REGISTRATION STATEMENT AND RELATED MATERIALS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING SUCH REQUESTS TO NORTHROP GRUMMAN.